

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

Mail Stop 6010

October 30, 2008

Via U.S. Mail and Facsimile to (724) 352-4980

Craig Creaturo
Chief Financial Officer
II-VI Incorporated
375 Saxonburg Boulevard
Saxonburg, PA 16056

> **Re:** **II-VI Incorporated**
> **Form 10-K for the Fiscal Year Ended June 30, 2008**
> **Filed August 27, 2008**
> **File No. 000-16195**

Dear Mr. Creaturo:

   We have reviewed your filing and have the following comments. Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

   Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Form 10-K for the Fiscal-Year ended June 30, 2008

Item 7. Management's Discussion and Analysis, page 23

Critical Accounting Estimates, page 23

1.   We note your critical accounting policy regarding revenue recognition. However, the disclosure merely repeats the policies from your significant accounting policies footnote without elaboration. Please expand future filings to describe the specific factors that in your view make it critical. Discuss the nature of estimates and uncertainties about those estimates inherent to your revenue recognition policy, including how you make those estimates. Discuss how different assumptions, methods or conditions might effect your financial statements.

Results of Continuing Operations, page 26

2.   We note that your discussion of the significant changes in revenues and costs and expenses does not *quantify* the specific reasons for material changes in the line items in the financial statements. In future filings, each significant factor that contributed to the changes, including offsetting factors, should be separately quantified. Trends and uncertainties that may have a material impact upon revenues or operating results should also be discussed. In addition, in future filings separately describe and quantify the effects of changes in prices and volume of your product offerings on your operating results.

Item 8. Financial Statements and Supplementary Data, page 39

Note A. Nature of Business and Summary of Significant Accounting Policies, page 47

Revenue Recognition, page 49

3.   We note you disclose that revenue derived from sales of products are recorded "generally" when products are shipped. Please describe for us your revenue recognition policy in greater detail. To the extent that policy differs among significant product lines, please make your disclosure product line specific. Details should be provided to the extent that policy differs among the various marketing venues used by the Company, i.e. distributors, agents and direct sales force. Also, if the policies vary in different parts of the world those differences should be discussed. Provide details of discounts, return policies, post shipment obligations, customer acceptance, warranties, credits, rebates, and price protection or similar privileges and how these impact revenue recognition. Also provide an analysis that explains your revenue recognition practices and demonstrates that your policies are SAB 104 and SFAS 48 compliant. Additionally, please revise future filings to provide similar disclosure.

As appropriate, please respond to these comments within 10 business days or tell us when you will provide us with a response. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your responses to our comments.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Exchange Act of 1934 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that:

· the company is responsible for the adequacy and accuracy of the disclosure in the filing;

· staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

· the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comments on your filing.

You may contact Kevin Kuhar, Staff Accountant, at (202) 551-3662 or me at (202) 551-3554 if you have questions regarding these comments on the financial statements and related matters. In this regard, do not hesitate to contact Martin James, Senior Assistant Chief Accountant, at (202) 551-3671.

Sincerely,

Angela Crane
Branch Chief